SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

					    FORM 11-K


(Mark One)
[ x ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
       [Fee required]

For the fiscal year ended                        December 31, 1995

						  OR

[   ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
       Act of 1934
       [No Fee Required]


For the transition period from                             to


Commission file number is unassigned (Form S-8 Reg. No. 33-53517)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

				    ILLINOIS TOOL WORKS INC.
				  SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

				    ILLINOIS TOOL WORKS INC.
				      3600 W. LAKE AVENUE
				   GLENVIEW, ILLINOIS 60025-5811

			ILLINOIS  TOOL  WORKS  INC.
			SAVINGS  AND  INVESTMENT  PLAN


			FINANCIAL  STATEMENTS  AND  SCHEDULES
			AS  OF  DECEMBER  31,  1995  AND  1994
			TOGETHER  WITH  AUDITORS' REPORT










			EMPLOYER  IDENTIFICATION  NUMBER  36-1258310
			PLAN  NUMBER  003

		REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for Plan benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1995. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP
Chicago, Illinois,
May 28, 1996

				  ILLINOIS TOOL WORKS INC.

				 SAVINGS AND INVESTMENT PLAN


		     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

			      AS OF DECEMBER 31, 1995 AND 1994

		 Employer Identification Number 36-1258310, Plan Number 003




						      1995             1994

ASSETS:
  Participant directed investments at fair value-
    Long-term fixed income contracts-
      Stable Asset Fund                           $116,691,783     $103,951,293
      Restricted Stable Asset Fund (Note 9)          6,240,747        6,287,672
    Common stock-
      Illinois Tool Works Inc. Common Stock Fund    34,912,884       17,938,326
    Mutual funds-
      Putnam Money Market Fund                      38,163,068       38,901,789
      Putnam Income Fund                             7,582,588        1,925,366
      Putnam Asset Allocation Fund-
	Conservative Portfolio                       2,404,563          496,689
	Balanced Portfolio                          74,274,084       64,270,034
	Growth Portfolio                            45,254,139        1,775,291
      Fidelity Investments Magellan Fund           148,007,510      112,646,817
      Putnam New Opportunities Fund                 52,063,385       10,699,159
    Invested cash-
      Stable Asset Fund                              2,921,309        4,603,835
      Restricted Stable Asset Fund                      17,358            -
    Participant loans-
      Loan Fund                                     16,639,189       12,786,233
						  ------------     ------------
	   Total participant directed
	     investments                           545,172,607      376,282,504
						  ------------     ------------
  Receivables-
    Company contributions                              567,182          149,537
    Participant contributions                          585,714          417,466
    Investment income                                    1,936           24,799
						  ------------     ------------
	   Total receivables                         1,154,832          591,802
						  ------------     ------------
	   Total assets                            546,327,439      376,874,306
						  ------------     ------------
LIABILITIES:
  Fees payable                                           2,784            1,409
						  ------------     ------------
	   Net assets available for Plan
	     benefits                             $546,324,655     $376,872,897
						  ============     ============




	     The accompanying notes and schedules to the financial
	       statements are integral parts of these statements.

							   STATEMENT OF CHANGES



									Employer





				      ------------------------------------------
					   Putnam                      Putnam
					    Money      Stable Asset    Income
					 Market Fund       Fund         Fund
INCREASES (DECREASES):
  Net investment income-
    Interest and dividends                $ 2,181,525  $  7,488,920  $  320,351
    Realized and unrealized gains on
      investments                               -             -         492,853
    Investment expense                         (3,017)       (3,125)       (504)
					  -----------  ------------  ----------
	   Net investment income            2,178,508     7,485,795     812,700
					  -----------  ------------  ----------
  Contributions-
    Participants                              711,989     1,707,626   1,172,039
    Company                                   492,211       607,981     412,254
					  -----------  ------------  ----------
	   Total contributions              1,204,200     2,315,607   1,584,293
					  -----------  ------------  ----------

  Benefits paid to participants            (4,011,147)  (14,339,765)   (252,526)
					  -----------  ------------  ----------

  Loans and net interfund transfers        (5,662,235)   (9,006,387)  3,509,801
					  -----------  ------------  ----------

  Transfers from other plans                5,828,048    24,627,731       -
					  -----------  ------------  ----------
	   Net increase (decrease)           (462,626)   11,082,981   5,654,268

NET ASSETS AVAILABLE:
  Beginning of year                        38,925,703   108,596,448   1,965,122
					  -----------  ------------  ----------
  End of year                             $38,463,077  $119,679,429  $7,619,390
					  ===========  ============  ==========



						  The accompanying notes and sch

	 ILLINOIS TOOL WORKS INC.

       SAVINGS AND INVESTMENT PLAN


IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

   FOR THE YEAR ENDED DECEMBER 31, 1995

 Identification Number 36-1258310, Plan Number 003




		 P a r t i c i p a n t   D i r e c t e d
- ------------------------------------------------------------------------
Putnam Asset  Putnam Asset  Putnam Asset
  Allocation    Allocation    Allocation                   Illinois Tool
     Fund          Fund          Fund        Fidelity       Works Inc.
 Conservative    Balanced       Growth      Investments       Common
  Portfolio      Portfolio     Portfolio   Magellan Fund    Stock Fund


  $  108,481   $ 4,420,721   $ 2,073,666   $  8,649,749    $   297,992

     127,752    10,490,000     6,180,814     31,152,729      7,093,075
	(144)       (1,806)       (1,548)       (47,829)        (4,123)
  ----------   -----------   -----------   ------------    -----------
     236,089    14,908,915     8,252,932     39,754,649      7,386,944
  ----------   -----------   -----------   ------------    -----------

     355,216     1,566,205     1,486,731      5,311,919      3,455,167
     130,509       495,155       542,772      1,795,316      1,346,017
  ----------   -----------   -----------   ------------    -----------
     485,725     2,061,360     2,029,503      7,107,235      4,801,184
  ----------   -----------   -----------   ------------    -----------

    (135,520)   (3,433,336)   (2,513,041)    (5,580,869)    (1,091,181)
  ----------   -----------   -----------   ------------    -----------

   1,272,283    (3,531,769)  (10,431,635)    (5,920,706)     5,267,491
  ----------   -----------   -----------   ------------    -----------

      50,442         -        46,150,588          -            651,603
  ----------   -----------   -----------   ------------    -----------
   1,909,019    10,005,170    43,488,347     35,360,309     17,016,041


     508,612    64,321,133     1,817,285    112,834,126     18,044,512
  ----------   -----------   -----------   ------------    -----------
  $2,417,631   $74,326,303   $45,305,632   $148,194,435    $35,060,553
  ==========   ===========   ===========   ============    ===========



edules to the financial statements are integral parts of this statement.

- ------------------------------------------



   Putnam New    Restricted
  Opportunities    Stable
      Fund       Asset Fund    Loan Fund       Total


   $       659   $    -       $   986,102   $ 26,528,166

    11,368,042        -             -         66,905,265
       	(2,518)       -             -            (64,614)
   -----------   ----------   -----------   ------------
    11,366,183        -           986,102     93,368,817
   -----------   ----------   -----------   ------------

     6,605,447        -             -         22,372,339
     2,616,362        -             -          8,438,577
   -----------   ----------   -----------   ------------
     9,221,809        -             -         30,810,916
   -----------   ----------   -----------   ------------

      (698,740)     (29,567)     (989,554)   (33,075,246)
   -----------   ----------   -----------   ------------

    20,783,001        -         3,720,156          -
   -----------   ----------   -----------   ------------

       777,535        -           261,324     78,347,271
   -----------   ----------   -----------   ------------
    41,449,788      (29,567)    3,978,028    169,451,758


    10,911,123    6,287,672    12,661,161    376,872,897
   -----------   ----------   -----------   ------------
   $52,360,911   $6,258,105   $16,639,189   $546,324,655
   ===========   ==========   ===========   ============

			ILLINOIS TOOL WORKS INC.

		       SAVINGS AND INVESTMENT PLAN


		      NOTES TO FINANCIAL STATEMENTS

		       DECEMBER 31, 1995 AND 1994

       Employer Identification Number 36-1258310, Plan Number 003



1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM:

The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan ("the Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan following completion of one year of service with the Company and attaining age 21. Established on November 16, 1967, and last amended on July 1, 1994, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Significant changes to the Plan due to the Plan amendment include:
(1) Participants are offered new investment choices described in the Investment Program section below, (2) up to 25% of any contribution may be directed to the Illinois Tool Works Inc. Common Stock Fund, (3) up to 25% of total account values may be transferred to the Illinois Tool Works Inc. Common Stock Fund and
(4) the Putnam Fiduciary Trust Company (the "Trustee") was appointed as trustee,recordkeeper and investment manager of the Plan. Effective with the Trustee's appointment, The Northern Trust Company was removed as trustee, Hewitt Associates as recordkeeper and Institutional Capital Corporation as investment manager for the Plan. Fidelity Investments continues as investment manager for amounts invested in the Magellan Fund.

Effective November 1, 1995, there shall no longer be any limit on the percentage of a Plan member's account that may be invested in the Illinois Tool Works Inc. Common Stock Fund.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their deferred (before tax) and regular (after tax) deposit accounts. Participants may change their contribution percentages with each payroll.

The Company contributes to the participants' accounts based on the participants'contributions as follows:

				  Percentage of
			    Participants' Compensation
			    ---------------------------


			    Participants'    Company
			    Contribution   Contribution
				  1%           1.0%
				  2            1.5
				  3            2.0
				  4            2.5
			       5-10            3.0
			      =====            ====


Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Program

The investment fund options are as follows:

      a. Putnam Money Market Fund is a money market fund seeking current income consistent with capital preservation and liquidity.

      b. Stable Asset Fund seeks current income consistent with capital preservation through high-quality bank and insurance company contracts.

      c. Putnam Income Fund seeks high current income consistent with prudent risk, mainly through fixed-income securities.

      d. Putnam Asset Allocation Fund consists of three portfolios from which participants can elect to direct their funds.

	 - Conservative Portfolio focuses on bonds and money market vehicles for income while staying ahead of inflation (lowest risk).

	 - Balanced Portfolio is balanced between stocks, bonds and money market vehicles to offer growth potential with opportunities for income (reduced risk).

	 - Growth Portfolio is well-diversified among different types of common stocks, but also includes a fixed-income portion to moderate risk (highest risk).

      e. Fidelity Investments Magellan Fund seeks long-term capital appreciation through common stock investments.

      f. Illinois Tool Works Inc. Common Stock Fund is invested solely in the common stock of the Company.

      g. Putnam New Opportunities Fund seeks long-term capital appreciation primarily through common stock investments in companies in economic sectors that Putnam Management believes offer above-average potential for growth.

      h. Restricted Stable Asset Fund amounts are invested with Confederation Life (see Note 9).

      i. Loan Fund maintains the balance of participant loans outstanding.

Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. Investment income in these two funds is allocated to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

Vesting

Participants' interest in their deposit accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

Participant Loans

Participants may borrow amounts, subject to certain limitations, from the vested portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $16,020 and $10,493 as of December 31, 1995 and 1994, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at "quoted market values" which are based on market quotations, if available, or amounts estimated by the Trustee to be realizable at the date of valuation. This applies to all Plan investments except for amounts in the Long-Term Fixed Income Contracts (see Investment Contracts below).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Gains and Losses

Net realized/unrealized gains on investments are based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The total realized gains on the sales of investments were $8,120,035 in 1995. The total unrealized appreciation of investments was $58,785,230 in 1995.

Investment Contracts

Statement of Position 94-4 ("SOP 94-4") (Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans) effective for Plan years beginning after December 15, 1994, requires defined contribution plans to report fully benefit responsive investment contracts (as defined in SOP 94-4) at contract value instead of fair value. The Plan's adoption of SOP 94-4 in 1995 has not materially impacted the financial statements of the Plan.

Reclassifications

Certain reclassifications have been made to the 1994 financial statements to conform with the 1995 presentation.

3. ADMINISTRATION:

All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.

4. ADMINISTRATIVE EXPENSES:

Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

5. PARTY-IN-INTEREST TRANSACTIONS:

The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1995, fees paid to the Trustee were $64,614.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

6. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS:

The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

8. INFORMATION CERTIFIED BY THE TRUSTEE:

The information regarding investments and investment income of the Plan contained in the accompanying financial statements and schedules has been certified by the Trustee as being complete and accurate.

9. CONFEDERATION LIFE INSURANCE COMPANY:

On August 12, 1994, the Canadian Government seized the operations of the Confederation Life Insurance Company. The Plan's investments in the
Stable Asset Fund included a Confederation Life contract with a market value of $6,287,672 at August 12, 1994. This investment represents approximately 5% of the Stable Asset Fund assets and 2% of the total Plan assets at June 30, 1994.

As of June 30, 1994, the Confederation Life Contract was frozen and segregated from the Stable Asset Fund. The assets are included in the Restricted Stable Asset Fund which represents the amounts invested with Confederation Life. Participants in the Restricted Stable Asset Fund are not allowed to transfer out, withdraw or borrow against amounts in this fund.

The Trustee will value the contract at the market value on August 12, 1994, until sufficient data is available to value it higher or lower. The Company's management does not anticipate that the seizure will result in a loss to the participants.

On December 29, 1995, Confederation Life permitted a withdrawal of $47,159. Of the amount received, a portion was used to make the minimum required distributions for Plan participants who have attained the age 70-1/2, and the remaining portion is being held in an interest-bearing short-term investment fund account. A second withdrawal of the same amount was received in January, 1996. No additional withdrawals will be permitted until after August 12, 1996, unless a rehabilitation or liquidation plan is developed which permits additional withdrawals.

10.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following reconciles net assets available for Plan benefits per the financial statements to the Form 5500:


						     1995          1994
Net assets available for Plan benefits per
  the financial statements                       $546,324,655   $376,872,897
Amounts allocated to withdrawing
  participants                                       (918,757)      (632,720)
						 ------------   ------------
Net assets available for Plan benefits per
  the Form 5500                                  $545,405,898   $376,240,177
						 ============   ============

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

		Benefits paid to participants per
		  the financial statements          $33,075,246
		Amounts allocated to withdrawing
		  participants at-
		    December 31, 1995                   918,757
		    December 31, 1994                  (632,720)
						    -----------
		Benefits paid to participants per
		  the Form 5500                     $33,361,283
						    ===========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11. TRANSFERS FROM OTHER PLANS:

Effective April 28, 1995, the Miller Shared Savings Plan was merged into the Plan. The transfer of assets to the Plan occurred on April 28, 1995. The assets transferred to the Plan totaled $72,241,362.

In May and June, 1995, assets from the Automated Packaging 401(k) Plan transferred to the Plan. These assets totaled $3,564,172.

Effective July 31, 1995, the Shippers Paper Products Company 401K Plan was merged into the Plan. The assets transferred to the Plan totaled $462,831.

Effective September 30, 1995, the BGK Finishing Systems, Inc. 401(k) Plan was merged into the Plan. The assets transferred to the Plan totaled $2,078,906.

12. SUBSEQUENT EVENTS:

Effective January 1, 1996, the Loveshaw Corporation 401(k) Plan and Jemco Profit Sharing Plan were merged into the Plan. The assets transferred to the Plan from the Loveshaw Corporation 401(k) Plan in February, 1996, totaled approximately $2,400,000. The assets transferred to the Plan from the Jemco Profit Sharing Plan in February, 1996, totaled approximately $3,400,000.

Effective March 1, 1996, the Fibre Glass-Evercoat Company, Inc. Employees 401(k) Plan was merged into the Plan. Assets of approximately $1,500,000 were transferred to the Plan in March, 1996.

								      SCHEDULE I
				  ILLINOIS TOOL WORKS INC.

				SAVINGS AND INVESTMENT PLAN


		 ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

				  AS OF DECEMBER 31, 1995

		 Employer Identification Number 36-1258310, Plan Number 003



				       Number of                      Market
					 Shares         Cost          Value

MUTUAL FUNDS:
  *Putnam Money Market Fund            38,163,068   $ 38,163,068   $ 38,163,068
				       ==========   ============   ============

  *Putnam Income Fund                   1,048,767   $  7,170,089   $  7,582,588
				       ==========   ============   ============

  *Putnam Asset Allocation Fund-
    Conservative Portfolio                260,799   $  2,300,881   $  2,404,563
    Balanced Portfolio                  7,712,781     63,689,063     74,274,084
    Growth Portfolio                    4,511,878     40,554,979     45,254,139
				       ==========   ------------   ------------
						    $106,544,923   $121,932,786
						    ============   ============

  Fidelity Investments Magellan Fund    1,721,418   $116,192,296   $148,007,510
				       ==========   ============   ============

  *Putnam New Opportunities Fund        1,403,704   $ 41,502,311   $ 52,063,385
				       ==========   ============   ============

COMMON STOCK:
  *Illinois Tool Works Inc. Common
    Stock Fund                            591,744   $ 26,702,915   $ 34,912,884
				       ==========   ============   ============




			     *Party-in-interest.



	       The accompanying notes to the financial statements
		 are an integral part of this schedule.

								      SCHEDULE I
				  ILLINOIS TOOL WORKS INC.             Continued

				 SAVINGS AND INVESTMENT PLAN


		  ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

				   AS OF DECEMBER 31, 1995

		  Employer Identification Number 36-1258310, Plan Number 003



								     Cost and
								      Market
								      Value

LONG-TERM FIXED INCOME CONTRACTS:
  Stable Asset Fund-
    Allstate, 6.12% Contract, due 9/15/96, 9/15/00 and 12/15/00    $  5,042,492
    Bankers Trust Company, 5.65% basic wrapper Contract, due
      4/15/97 through 8/15/98                                        13,030,391
    CIGNA-
      8.00% Contract, due 1/1/98                                     10,305,591
      5.95% Contract, due 9/1/98                                      7,331,211
    Commonwealth Life/Capital Holdings, 8.05% Contract, due
      3/1/96                                                          3,789,666
    Hartford Insurance Company, 8.35% Contract, due 3/1/96 and
      5/1/96                                                         13,579,359
    John Hancock, 5.95% Contract, due 3/15/97, 3/15/00 and
      6/15/00                                                         5,038,946
    Life of Virginia, 5.32% Contract, due 5/1/97 and 7/1/97           6,826,727
    Lincoln National, 5.19% Contract, due 7/1/96 and 8/1/96           6,179,804
    Metropolitan Life Insurance Company, 6.70% Contract, due
      2/28/97, 9/30/97 and 10/31/98                                  12,161,100
    Principal Financial Group, 4.83% Contract, due 3/31/98            5,554,774
    Principal Mutual Life-
      8.25% Contract, due 12/31/95                                    4,071,149
      4.25% Contract, due 12/31/95                                    2,326,398
      7.05% Contract, due 12/31/96                                    7,064,308
      6.15% Contract, due 12/31/97                                    3,207,351
    Transamerica, 5.12% Contract, due 6/30/98                        11,182,516
								   ------------
	    Total Stable Asset Fund long-term fixed income
	      contracts                                            $116,691,783
								   ============

  Restricted Stable Asset Fund-
    Confederation Life Insurance Company                           $  6,240,747
								   ============

INVESTED CASH:
  Stable Asset Fund-
    *Putnam Investments, Boston, Massachusetts                     $  2,921,309
								   ============
  Restricted Stable Asset Fund-
     *Putnam Investments, Boston, Massachusetts                    $     17,358
								   ============

			     *Party-in-interest.


	       The accompanying notes to the financial statements
		 are an integral part of this schedule.

								      SCHEDULE I
								       Continued



				  ILLINOIS TOOL WORKS INC.

				SAVINGS AND INVESTMENT PLAN


		ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

				AS OF DECEMBER 31, 1995

	       Employer Identification Number 36-1258310, Plan Number 003




						   Balance

	      *PARTICIPANT LOANS                  $16,639,189
						  ===========



			     *Party-in-interest.


		Interest rates of loans to participants with
		 balances outstanding at December 31, 1995, lowest 6% to highest 15%.


	       The accompanying notes to the financial statements
		 are an integral part of this schedule.

						      ILLINOIS TOOL WORKS INC.

						     SAVINGS AND INVESTMENT PLA


					    ITEM 27d--SCHEDULE OF REPORTABLE TR

						 FOR THE YEAR ENDED DECEMBER 31,

				      Employer Identification Number 36-1258310,



				A single transaction or a series of transactions of the same issue which, in the aggregate, amoun the current value of the Plan's assets at the be





							  Aggregate Purchases
						       --------------------------
							Number of
		D e s c r i p t i o n                  Transactions    Amount

*Putnam Asset Allocation Fund-
  Growth Portfolio                                         332       $53,133,633
  Balanced Portfolio                                       324         9,909,406
*Putnam New Opportunities Fund                             577        35,895,581
*Stable Asset Fund                                         542        18,954,069
*Fidelity Investments Magellan Fund                        502        27,032,638
*Putnam Money Market Fund                                  581        13,621,554
							   ===       ===========




							   *Party-in-interest.



		       The accompanying notes to the financial statements are an

					  SCHEDULE II












N


ANSACTIONS

 1995

 Plan Number 003



 involving securities
t to more than 5% of
ginning of year.





		    Aggregate Sales
  ---------------------------------------------------
   Number of
  Transactions   Proceeds       Cost          Gain

      581       $15,840,839  $14,363,828   $1,477,011
      705        10,395,736    9,442,757      952,979
      777         5,913,550    4,884,274    1,029,276
      825        24,465,793   24,465,793        -
      902        22,827,189   18,881,881    3,945,308
      758        14,374,807   14,374,807        -
      ===       ===========  ===========   ==========








 integral part of this schedule.

				   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of June, 1996.



				 ILLINOIS TOOL WORKS INC.
				 SAVINGS AND INVESTMENT PLAN




				 by /s/ John Karpan
				 John Karpan, Member of Employee Benefits
				 Committee and Senior Vice President
				 Human Resources

		     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our reports included or incorporated by reference in this Form 11-K, into the Company's previously filed registration statements on Form S-8 (File
Nos. 33-8510 and 33-53517), Form S-4 (File Nos. 33-22403 and 33-60013) and Form
S-3 (File No. 33-5780).




				   ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 25, 1996